NOTE F
Termination
On June 15, 2004, the Trustees voted to abolish the Fund, which after the close of business on April 26, 2004, had no shareholders. All remaining assets were liquidated and turned over to the Adviser, which agreed to assume any outstanding liabilities of the Fund.